Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON	RALPH M. LEVENE	51 WEST 52ND STREET		JEANNEMARIE O’BRIEN	IAN BOCZKO
HERBERT M. WACHTELL	RICHARD G. MASON			WAYNE M. CARLIN	MATTHEW M. GUEST
PAUL VIZCARRONDO, JR.	MICHAEL J. SEGAL	NEW YORK, N. Y. 10019 - 6150		STEPHEN R. DiPRIMA	DAVID E. KAHAN
PETER C. HEIN	DAVID M. SILK			NICHOLAS G. DEMMO	DAVID K. LAM
HAROLD S. NOVIKOFF	ROBIN PANOVKA	TELEPHONE: (212) 403 - 1000		IGOR KIRMAN	BENJAMIN M. ROTH
MEYER G. KOPLOW	DAVID A. KATZ	FACSIMILE: (212) 403 - 2000		JONATHAN M. MOSES	JOSHUA A . FELTMAN
THEODORE N. MIRVIS	ILENE KNABLE GOTTS			T. EIKO STANGE	ELAINE P . GOLIN
EDWARD D. HERLIHY	DAVID M. MURPHY			DAVID A. SCHWARTZ	EMIL A. KLEINHAUS
DANIEL A. NEFF	JEFFREY M. WINTNER	GEORGE A. KATZ (1965-1989)		JOHN F. LYNCH	KARESSA L. CAIN
ANDREW R. BROWNSTEIN	TREVOR S. NORWITZ	JAMES H. FOGELSON (1967-1991)		WILLIAM SAVITT	RONALD C. CHEN
MICHAEL H. BYOWITZ	BEN M. GERMANA	LEONARD M. ROSEN (1965-2014)		ERIC M. ROSOF	GORDON S. MOODIE
PAUL K. ROWE	ANDREW J. NUSSBAUM			MARTIN J. E. ARMS	DONGJU SONG
MARC WOLINSKY	RACHELLE SILVERBERG	OF COUNSEL		GREGORY E. OSTLING	BRADLEY R. WILSON
DAVID GRUENSTEIN	STEVEN A. COHEN			DAVID B. ANDERS	GRAHAM W. MELI
STEVEN A. ROSENBLUM	DEBORAH L. PAUL	WILLIAM T. ALLEN	DAVID S. NEILL	ANDREA K. WAHLQUIST	GREGORY E. PESSIN
STEPHANIE J. SELIGMAN	DAVID C. KARP	PETER C. CANELLOS	BERNARD W. NUSSBAUM	ADAM J. SHAPIRO	CARRIE M . REILLY
JOHN F. SAVARESE	RICHARD K. KIM	DAVID M. EINHORN	LAWRENCE B. PEDOWITZ	NELSON O. FITTS	MARK F. VEBLEN
SCOTT K. CHARLES	JOSHUA R. CAMMAKER	KENNETH B. FORREST	ERIC S. ROBINSON	JOSHUA M. HOLMES	VICTOR GOLDFELD
JODI J. SCHWARTZ	MARK GORDON	THEODORE GEWERTZ	PATRICIA A. ROBINSON*	DAVID E. SHAPIRO	EDWARD J. LEE
ADAM O. EMMERICH	JOSEPH D. LARSON	MAURA R. GROSSMAN	ERIC M. ROTH	DAMIAN G. DIDDEN	BRANDON C. PRICE
GEORGE T. CONWAY III	LAWRENCE S. MAKOW	RICHARD D. KATCHER	MICHAEL W. SCHWARTZ	ANTE VUCIC	KEVIN S. SCHWARTZ
		DOUGLAS K. MAYER	ELLIOTT V. STEIN
		ROBERT B. MAZUR	WARREN R . STERN
		PHILIP MINDLIN	PATRICIA A. VLAHAKIS
		ROBERT M. MORGENTHAU	AMY R. WOLF
* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL
		DAVID M. ADLERSTEIN	PAULA N. GORDON
		AMANDA K. ALLEXON	NANCY B. GREENBAUM
		LOUIS J. BARASH	MARK A. KOENIG
		DIANNA CHEN	J. AUSTIN LYONS
		ANDREW J. H. CHEUNG	ALICIA C. McCARTHY
		PAMELA EHRENKRANZ	SABASTIAN V. NILES
		KATHRYN GETTLES-ATWA	AMANDA N. PERSAUD
		ADAM M. GOGOLAK	JEFFREY A. WATIKER

September 4, 2015

VIA FEDEX AND EDGAR

Ms. Barbara C. Jacobs

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hewlett Packard Enterprise Company

Amendment No. 1 to Registration Statement on Form 10

Filed August 10, 2015

File No. 001-37483

Dear Ms. Jacobs:

On behalf of our client, Hewlett Packard Enterprise Company (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated August 28, 2015, with respect to the filing referenced above.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

September 4, 2015

Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form 10 (File No. 001-37483) (the “Registration Statement”) is being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 2 marked to indicate changes from the version of the Registration Statement filed on August 10, 2015.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 2.

General

1.	We note your revised disclosure where you quantify the anticipated dis-synergies and explain that you expect them to be divided approximately equally between HP Inc. and Hewlett Packard Enterprise. Where you describe this expectation, also explain how you arrived at this conclusion.

Response: The Information Statement has been revised on pages 5, 51 and 161 in response to the Staff’s comment.

Questions and Answers about the Separation and Distribution

Will Hewlett Packard Enterprise incur any indebtedness prior to or at the time of the distribution? page viii

2.	We note your response to prior comment 1. Please disclose the amount of the indebtedness here, in your risk factor on page 26, and consider expanding your summary to provide a brief description of the terms of the debt that will be incurred in connection with the separation and your expected use of the proceeds. In this regard, this appears to be material information to the separation.

Response: The Information Statement has been revised on pages viii, 5-6, 27, 79 and 171 in response to the Staff’s comment.

Information Statement Summary

The Separation and Distribution, page 5

3.	We note your response to prior comment 3, where you disclose the separation costs for the six months ended April 30, 2015. Expand your disclosure here and on page 49 to state the aggregate amount of anticipated separation costs disclosed in note (e) on page 46 and elsewhere in your filing.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

September 4, 2015

Response: The Information Statement has been revised on pages 5, 28, 51 and 161 in response to the Staff’s comment.

Hewlett Packard Enterprise’s Post-Separation Relationship with HP Inc., page 5

4.	We note your response to prior comment 5 where you state that the partnerships with HP Inc. are not expected to contain exclusive arrangements that would prevent you from acquiring third-party products following the completion of the separation. Please revise your discussion here to disclose this expectation.

Response: The Information Statement has been revised on page 7 in response to the Staff’s comment.

“Our plan to separate into two independent publicly traded companies…,” page 27

5.	We note your response to prior comment 10, and your expanded disclosure relating to the key challenges related to the separation. We also note that during your recent earnings call for the second quarter of this year, management characterized the split as “one of the largest and most complex separations ever undertaken.” Please expand your discussion of the separation in the summary, risk factors and MD&A to discuss any uncertainties unique to this separation.

Response: The Information Statement has been revised on pages 5, 28-29, 51 and 161 in response to the Staff’s comment.

Unaudited Pro Forma Combined Financial Statements

Notes to Unaudited Pro Forma Combined Financial Statements, page 44

6.	Clarify whether the debt credit ratings will be obtained prior to effectiveness of the Form 10. If not, clarify the basis for your statement that you expect investment grade credit ratings.

Response: The Information Statement has been revised on page 27 in response to the Staff’s comment.

7.	We note in your response to prior comment 15 that you expect a portion of HP Co.’s global real estate portfolio and a portion of HP Co.’s IT assets, along with related liabilities to be transferred to you but these assets and liabilities are not included in your combined financial statements as these were not specifically identifiable or otherwise attributable to the Company and centrally managed by HP Co. Please tell us your basis for determining the specific real estate assets and IT assets that will be transferred to you, and why you do not consider these assets to be specifically identifiable or otherwise attributable to the Company. In this regard, clarify whether these assets were used by the Company or its employees in its operations.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

September 4, 2015

Response: The Company respectfully advises the Staff that its combined financial statements only include assets and liabilities which were specifically identifiable or otherwise attributable to the Company for the periods presented therein, and not corporate-level assets also used by other businesses of Hewlett-Packard Company (“HP Co.”), nor liabilities of HP Co. that are not the legal obligation of, nor directly attributable to the operations of, the Company. The statements of earnings of the Company do reflect allocations of expense related to HP Co. corporate real estate and IT assets, such as depreciation expense, based upon revenue, expenses, headcount or other relevant measures. The HP Co. corporate real estate and IT assets, along with related liabilities, included in the pro forma adjustments are corporate shared assets which were used across all HP Co. businesses and functional areas during those historical periods. As part of its preparations for the separation, HP Co. over the last several months has undertaken an evaluation process to determine how these shared corporate assets will be divided between Hewlett Packard Enterprise and HP Inc. upon the separation. Beginning on August 1, 2015 and continuing through the Company’s fourth quarter of fiscal 2015, HP Co. began the process of transferring legal title to corporate assets and reassigning corporate employees to either Hewlett Packard Enterprise or HP Inc. This process involves significant effort to physically relocate thousands of corporate and shared employees to the respective go-forward locations of Hewlett Packard Enterprise and HP Inc. In addition, the IT assets, associated liabilities and related employees are being contractually and physically moved to Hewlett Packard Enterprise. Previously these were managed as a corporate function performing IT support services across the HP Co. global organization. In connection with the separation, these IT assets, associated liabilities and related employees will move from a corporate support function to part of the Enterprise Services customer-facing organization. As a result of these changes, which are based on decisions made as part of the post-separation planning and which are occurring in the fourth quarter of fiscal 2015, the company is reflecting these changes in the pro forma financial information of Hewlett Packard Enterprise.

8.	Clarify the nature of your pro forma adjustment to other accrued liabilities for non-recurring separation costs, and how this is different than the $1.5 billion of future cash payments you expect to make in connection with separation costs.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 47 to clarify that the pro forma adjustment to other accrued liabilities removes both non-recurring separation costs directly related to the separation and the deferred income tax balances associated with those non-recurring separation costs. The Company has also revised its disclosure to include expected additional future separation costs.

9.	We note your disclosure on page 5 that the separation is expected to result in dis-synergies of approximately $400 million to $450 million, primarily associated with corporate functions, such as finance, legal, IT, real estate and human resources. Clarify whether these dis-synergies will be supported by contractual arrangements in place prior to the separation, and what consideration you gave to including pro forma adjustments for these impacts.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

September 4, 2015

Response: The Information Statement has been revised on pages 40-41 in response to the Staff’s comment. The Company respectfully advises the Staff that these expected dis-synergies primarily consist of incremental headcount necessary to provide corporate administrative services to two independent public companies. Accordingly, the vast majority of these dis-synergies will not be supported by contractual arrangements. Consistent with Article 11 of Regulation S-X, the Company determined that the pro forma financial statements should not reflect these estimated incremental expenses associated with being an independent public company because they are projected amounts based on judgmental estimates and are not supported by contractual commitments, and are, therefore, considered not to be factually supportable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 51

10.	We note your response to prior comment 24. We are evaluating your response and will issue further comments, if any, under a separate comment letter.

Response: The Company acknowledges the Staff’s comment and the receipt of a separate comment letter, dated September 2, 2015, with respect to Amendment No. 1 to the Registration Statement. The Company is in the process of responding to the separate comment letter.

11.	We note in your response to prior comment 26 you state that the CODM does not review the results of HP Exstream on a stand-alone basis. Please clarify how segment management reviews this information. We refer you to ASC 350-20-35-34.

Response: The Company respectfully advises the Staff that reflecting the small size of the HP Exstream business (that is, approximately 2.8% of Software segment revenue in fiscal 2014 and 0.2% of Hewlett Packard Enterprise revenue in fiscal 2014), discrete financial information is not prepared for this business. As such, the segment manager does not review discrete financial information for the HP Exstream business.

Liquidity and Capital Resources

Future Liquidity, page 78

12.	Clarify whether you expect your cash flow from operations to also be sufficient to cover the principal and interest payments due under your expected new debt arrangement. Consider including a quantitative presentation explaining how this arrangement will impact your cash flows and contractual obligations.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

September 4, 2015

Response: The Information Statement has been revised on page 79 in response to the Staff’s comment to clarify that the Company believes that its internally generated cash flow from operations will also be sufficient to cover the principal and interest payments due under its expected new debt arrangements.

Once the relevant terms of the Company’s expected new debt arrangements are finalized, the Company confirms that it will provide a quantitative presentation explaining how this arrangement will impact the Company’s cash flows and contractual obligations.

Executive Compensation

Historical Compensation of Named Executive Officers Prior to the Separation, page 130

13.	We note your response to prior comment 32. Please disclose the substance of your response here or elsewhere as appropriate. We also note your discussion on page 147.

Response: The Information Statement has been revised on page 132 in response to the Staff’s comment.

Certain Relationships and Related Person Transactions

The Separation and Distribution Agreement

Financing Transactions and Cash Allocation, page 149

14.	In response to prior comment 33, you revised your disclosure to indicate that your cash allocation will be determined based on what “HP Co. determines to be advisable.” Please consider revising your disclosure with the basis and discussion you have provided in your response.

Response: The Information Statement has been revised on page 151 in response to the Staff’s comment.

Combined Financial Statements

Notes to Combined Financial Statements

Note 5: Retirement and Post-Retirement Benefit Plans, page F-26

15.	We note in your response to prior comment 36 that you have revised your disclosure to state that the actual assumed net benefit plan obligations and related expense could change significantly from your estimates. Please tell us what consideration was given to ASC 715-30-35-66 requiring the remeasurement upon the occurrence of a significant event.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

September 4, 2015

Response: The Company respectfully advises the Staff that beginning on August 1, 2015 and continuing through the Company’s fourth quarter of fiscal 2015, HP Co. is undertaking efforts to legally transfer pension and post-retirement plan assets and liabilities associated with the Company’s active, retired and other former employees in certain jurisdictions to Hewlett Packard Enterprise legal entities. Each transfer of pension and post-retirement plan assets and related liabilities will be evaluated to determine if the transfer constitutes a significant event in accordance with the guidance in ASC 715-30-35-66. Once determined that the transfer qualifies as a significant event, the Company will perform all required remeasurements as of the date of transfer. In addition, the Company’s benefit plans (both historical and newly assumed) will be revalued as of October 31, 2015 in accordance with ASC 715-30-35-62.

Note 12: Financial Instruments, page F-57

16.	We note your response to prior comment 37 that you will not guarantee or pledge assets for HP Inc.’s debt after the separation. However, we note your revised disclosure on page 44 that you expect to incur additional borrowings to redistribute debt between you and HP Co., and you expect to effect this redistribution, in part, through debt exchanges with respect to certain of HP Co.’s existing debt obligations. Clarify how you took this into consideration in determining the debt to be included in your combined financial statements.

Response: The Company respectfully advises the Staff that the combined financial statements include long-term debt only where it is the legal obligation of the Company. In determining the debt to be included in the Company’s combined financial statements, the Company referred to the guidance contained in Accounting Standards Update No. 2013-4 Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date, which has been codified in ASC Topic 405 Liabilities. That guidance requires the Company to recognize in its combined financial statements any HP Co. debt for which it is jointly and severally liable. This evaluation concluded that Hewlett Packard Enterprise did not have joint and several liability with respect to any of HP Co.’s corporate debt obligations. Accordingly, this debt was not included in the Company’s combined financial statements.

The Unaudited Pro Forma Combined Financial Statements reflect the Company’s expectation of incurring new debt prior to the distribution date.

Note 16: Litigation and Contingencies, page F-68

17.

We note your response to prior comment 38 that loss contingencies have been allocated to the Company based on the nature of the loss contingency and whether it relates directly to the business units to be transferred to the Company. We also note

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

September 4, 2015

that in your litigation disclosure on page 51 you refer to litigation related to both parties’ businesses and litigation related to general corporate matters of HP Co. arising prior to the separation. Tell us if, and how, you have allocated expenses relating to these matters.

Response: The Company respectfully advises the Staff that expenses related to litigation related to both the Company’s and HP Inc.’s businesses and litigation related to general corporate matters of HP Co. arising prior to the separation, as discussed on page 153 of the Information Statement, have been allocated to the Company’s combined financial statements based upon revenue, which both the Company and HP Co. consider to be a reasonable approximation of the expenses attributable to each company. For those matters where the nature of the loss contingency relates directly to a business unit to be transferred to the Company, the entirety of the relevant litigation expense has been attributed to the Company’s combined financial statements.

*    *    *

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions set forth in Amendment No. 2, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1378 or by email at BMRoth@wlrk.com.

Sincerely,

/s/ Benjamin M. Roth

Benjamin M. Roth

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

September 4, 2015

Enclosures

cc:	Rishi Varma

Senior Vice President and Deputy General Counsel

Hewlett-Packard Company